Exhibit 99.2

BACKGROUND

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp. and Lithium Americas Corp., is a Swiss-domiciled resource company with lithium projects located in Argentina. On January 23, 2025, the Company, completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Company (the “Continuation”). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

This Management’s Discussion and Analysis (“MD&A”) of Lithium Argentina provides an overview of Lithium Argentina's financial condition and results of operations for the year ended December 31, 2024, and has been prepared as of March 17, 2025. It analyzes key factors influencing the Company's performance of the Cauchari-Olaroz lithium operation (“Cauchari-Olaroz”), financing activities, and market conditions.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2024 (“YE 2024 financial statements”). Refer to Notes 2 and 3 of the YE 2024 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements,” “forward-looking information,” “future-oriented financial information,” and/or “financial outlook.” Readers should refer to the cautionary note in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

The Company’s head office and principal address is Dammstrasse 19, 6300 Zug, Switzerland. The Company’s shares trade in Canada on the TSX and in the United States on the NYSE under the symbol “LAR”. Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition, as well as other information, is contained in the Company’s then-current Annual Information Form (“AIF”), which will be updated in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Form 20-F”), and other filings, which are and will be available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Highlights

Cauchari-Olaroz (information presented on a 100% basis, the Company’s economic interest is 44.8%)

•
Lithium Production: Lithium carbonate production totaled 25,400 tonnes in 2024, exceeding the high-end of production guidance1.
o
Fourth quarter lithium carbonate production was 8,500 tonnes, representing a 25% increase compared to the previous quarter, and achieved 85% of design capacity.
•
2025 Guidance: For 2025, lithium carbonate production is guided to be between 30,000 – 35,000 tonnes.
o
Lithium production is expected to be higher during the second half of 2025 reflecting planned shutdowns scheduled during the first half of the year, designed to increase recoveries in the chemical process and reduce costs.
•
Operating Costs: Cost of sales in 2024 was $178 million with cash operating costs2 of $7,130 per tonne of lithium carbonate sold.
o
Cost of sales during the fourth quarter of 2024 was $67 million and cash operating costs were $6,630 per tonne of lithium carbonate sold during the same period.
o
For 2025, operating costs are expected to be similar to those in 2024 as the operation completes ongoing optimization efforts aimed at increasing recoveries and improving product quality.
o
Sustaining capex2 for 2025 is expected to be approximately $600-$700 per tonne.
•
Pricing: Revenue in 2024 was $198 million with average realized price3 of approximately $7,800 per tonne of lithium carbonate sold.
o
At current market reference prices of approximately $10,400 per tonne for battery-quality lithium carbonate, the realized price is about $8,300 per tonne, reflecting the additional costs for processing, taxes and logistics.
o
Following a review of product quality and pricing formula for 2025, the pricing adjustment to the battery-quality lithium carbonate reference prices was reduced to reflect improved product quality and market conditions.
•
Technical Report: In January 2025, the Company filed an updated technical report for the 40,000 tonnes per annum (“tpa”) lithium carbonate plant (“Stage 1”), providing updated operational, cost and economic parameters for Cauchari-Olaroz4.
o
The revised long-term cash operating cost estimate, based on current operating performance, is approximately $6,543 per tonne of lithium carbonate.
o
The after-tax NPV(8%) for Stage 1 is estimated at $3.6 billion on a 100% basis, using long-term price forecast provided by an independent consulting firm.

1 The Company provided 2024 annual production guidance of 20,000-25,000 metric tonnes.

2 Cash operating costs include all cash expenditures incurred at site in addition to Exar’s general and administrative costs and sales logistics to bring the product to port. Sustaining capex is the capital spending required to support delivery of the current mine plan. Cash operating cost per tonne and sustaining capex per tonne are non-GAAP financial measures and do not have standardized meanings under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to section titled “Non-IFRS and Other Financial Measures” below.

3 Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

4 See detailed scientific and technical information on the Cauchari-Olaroz Operation, including key assumptions, risks and parameters in the National Instrument 43-101 technical report entitled “NI 43-101 Technical Report – Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of December 31, 2024, available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Regional Growth / Cauchari-Olaroz Expansion

•
Demonstration Plant: A 5,000 tpa demonstration plant on the solvent extraction (“SX”) process is being integrated into Stage 1. Once complete, Exar expects to confirm the new processing technology on a commercial scale to support future growth plans in Argentina.
o
The demonstration plant utilizes advanced processing technologies developed by Ganfeng Lithium Co. Ltd. (“Ganfeng”) in China, including a solvent extraction-based direct lithium extraction (“DLE”) process.
o
The new processing technologies are designed to leverage the solar evaporation process and high concentration brine resources to improve recoveries and reduce the processing requirements while minimizing fresh water and reagent consumption.
o
In early March of 2025, the Province of Jujuy approved the permit modification to implement the demonstration plant with commissioning expected to begin by the end of 2025.
•
Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 40,000 tpa of LCE (“Stage 2”).
o
Stage 2 is expected to utilize the existing Stage 1 infrastructure and solar evaporation process and include the new processing technologies.
o
An application is being prepared for Stage 2 under the large investments’ incentive regime (RIGI) in Argentina.
•
Regional Growth: The Company and Ganfeng continue to advance a regional development plan on the separate development-stage projects, including Ganfeng’s Pozuelos-Pastos Grandes and the jointly-owned Pastos Grandes (85% owned by Lithium Argentina) and Sal de la Puna (65% owned by Lithium Argentina), in the Province of Salta.
o
Based on a phased development approach that utilizes solar evaporation and new processing technologies, the regional growth plan aims for a production capacity of up to 150,000 tpa of LCE.

Financial and Corporate

•
In January 2025, the Company completed the Continuation from Canada to Switzerland.
o
As part of the Continuation, the Company changed its name to Lithium Argentina AG and began trading on the TSX and NYSE under the new ticker symbol “LAR”.
•
As of December 31, 2024, Lithium Argentina had $86 million in cash and cash equivalents with a $75 million undrawn credit facility with Ganfeng.
•
As of December 31, 2024, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $210 million of US dollar and US dollar-linked third-party debt at the official foreign exchange (“FX”) rate including:
o
$50 million in bonds issued in Argentina, with an approximate three-year maturity and an interest rate of 8.0%.
o
$100 million in a bank debt facility with a three-year term, subject to regulatory approval for the full term.
•
In early 2025, Exar secured an additional $150 million bank facility, which is expected to be finalized in Q2 2025.
o
The new facility provides increased financial flexibility, at a lower cost of capital, and a three-year maturity, subject to regulatory approval.

LITHIUM OPERATIONS AND PROJECTS

Cauchari-Olaroz is a lithium carbonate operation located in Jujuy province, in the northwestern region of Argentina. The Company owns 44.8% of the operation through its ownership interest in Exar, a company incorporated under the laws of Argentina. The Company also has a pipeline of exploration and evaluation stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both located in Salta Province in northwestern Argentina, adjacent to Jujuy province. Pastos Grandes is an 85.1% owned project, while Sal de la Puna is a project in which the Company holds a 65% interest. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Exar and Exar Capital B.V. (“Exar Capital”), which are governed by a shareholders’ agreement between the Company and Ganfeng. The Company and Ganfeng collectively own 91.5% of Exar (and thus Cauchari-Olaroz, with the remaining 8.5% owned by Jujuy Energia y Mineria Sociedad de Estado (“JEMSE”)) and 100% of Exar Capital (a Netherlands entity that provides funding to Exar). As of December 31, 2024, the Company has advanced a total of $447.8 million loans to the Cauchari-Olaroz project, including $380.4 million in loans through Exar Capital and $67.4 million directly to Exar (all amounts with accrued interest). These loans were made to fund the construction, debt repayment, and other requirements associated with Cauchari-Olaroz. Exar Capital, in turn, has advanced a total of $1,040 million, including accrued interest, to Exar.

For Pastos Grandes, the Company conducts activities through its indirectly 85.1% owned subsidiary, Proyecto Pastos Grandes S.A. (“PGCo”) (with Ganfeng owning the remaining 14.9%) in Argentina. Activities concerning Sal de la Puna are conducted through the Company’s 65% ownership interest in Sal de la Puna Holdings S.à r.l. (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.U., an Argentine company that holds the project.

Health and Safety

The Total Recordable Injury Frequency rate for Cauchari-Olaroz during 2024 was 0.7 per 200,000 hours worked (including contractors at site), representing a significant decrease of approximately 28% compared to 2023. This highlights the ongoing focus on creating a safe and supportive work environment at site.

Operational Performance

Cauchari-Olaroz

Lithium Carbonate Operations	2024
(100% basis unless otherwise indicated)	Units	4Q24	3Q24	QoQ	YTD
Lithium Carbonate Production	k tonnes	8.5	6.8	25%	25.4

During 2024, the operation continued to refine its processes and equipment, leading to variations in efficiency, resource usage, and production output, and ultimately costs for most of the year. Commercial production was achieved at Cauchari-Olaroz as of October 1, 2024.

During the fourth quarter of 2024, production at Cauchari-Olaroz reached approximately 8,500 tonnes, representing a 25% increase compared to the third quarter of the year. Annual production reached 25,400 tonnes, exceeding the high-end of production guidance. During the fourth quarter, production was approximately 85% of design capacity. There will be a focus on sustaining production levels near these levels throughout 2025. Annual production guidance for 2025 was set at 30,000 to 35,000 tonnes.

The majority of the Company’s share of sales volumes from Cauchari-Olaroz were sold to Ganfeng, Lithium Argentina’s partner in the operation. The pricing of lithium carbonate sold to Ganfeng is based on market prices for battery quality lithium carbonate, less Chinese import taxes, transportation costs, and a deduction for the estimated additional processing costs required to reduce trace impurities to meet battery quality specifications. As a result of reduced impurity levels, this price deduction was lowered, effective September 2024, and that deduction remained throughout the fourth quarter. Following a review of pricing with Ganfeng, and in anticipation of improved stability and quality of the product, adjustments for processing, Chinese import taxes, and transportation costs were further reduced, and a positive increase in the average price is expected in 2025. During 2024, the average realized price of lithium carbonate sold was approximately $7,800 per tonne. At current market references prices of approximately $10,400 per tonne for battery-quality lithium carbonate, the realized price is about $8,300 per tonne, reflecting the additional costs for processing, taxes and logistics.

During 2024, cash operating costs were approximately $7,130 per tonne of lithium carbonate sold., which is higher than the estimate of $6,543 that was outlined in the updated technical report for Cauchari-Olaroz in January 2025. In 2025, operating costs are expected to be similar to those in 2024 as the operation completes ongoing optimization efforts aimed at increasing recoveries and improving product quality. As we approach steady state operations in the coming quarters, we anticipate that costs will adjust downward in line with the expectations outlined in the updated Cauchari-Olaroz technical report.

At current price levels, Cauchari-Olaroz is anticipated to generate positive cash flows from operations in 2025 when adjusted for working capital.

Pastos Grandes

In August 2024, Ganfeng Lithium acquired $70 million in newly issued shares of PGCo, the Company’s Argentine subsidiary holding Pastos Grandes in Salta, Argentina, representing a 14.9% interest in Pastos Grandes (the “Pastos Grandes Transaction”).

The Company and Ganfeng continue to advance a regional development plan on the separate development-stage projects, including Ganfeng’s Pozuelos-Pastos Grandes and the jointly-owned Pastos Grandes (85% owned by Lithium Argentina) and Sal de la Puna (65% owned by Lithium Argentina), in the Province of Salta. Based on a phased development approach that utilizes solar evaporation and new processing technologies, the regional growth plan aims for a production capacity of up to 150,000 tpa of LCE.

The offtake rights for Pastos Grandes remain uncommitted, allowing Lithium Argentina to explore opportunities to bring in new customers and financing to accelerate and support the development of a global lithium chemical supply chain.

Environmental and Social Responsibility

Cauchari-Olaroz conducted its fourth participatory environmental monitoring process of 2024 in December. This process was carried out in collaboration with an external environmental consultancy and laboratory, with observers from various communities participating.

During 2024, Cauchari-Olaroz initiated the Responsible Minerals Initiative (RMI) Responsible Sourcing Assurance Process (“RMAP”) to ensure its supply chain adheres to the highest ethical and environmental standards. In December 2024, Cauchari-Olaroz was added to the RMAP active list. The next step in this process will be an on-site audit in 2025 for external verification of compliance with all requirements.

FINANCIAL INFORMATION OF EXAR

The following is the condensed financial information of Exar on a 100% basis, as amended to reflect the Company’s accounting policies. The Company holds a 44.8% economic interest in Exar and accounts for its interest using the equity method of accounting. Accordingly, the recorded results and financial position of Exar are included in a single line item in the Company’s consolidated statements of comprehensive (loss)/income and financial position, respectively.

	Three months ended December 31,		Years ended December 31,
Exar Income Statement	2024	2023	2024	2023
(100% basis unless otherwise indicated)	$	$	$	$
Sales	66.8	34.5	197.7	34.5
Cost of sales	(67.0)	(27.8)	(178.0)	(27.8)
Gross (loss)/profit	(0.2)	6.7	19.7	6.7

Other (loss)/income	(0.2)	187.3	(52.5)	122.8
Net (loss)/income	(0.4)	194.0	(32.8)	129.5

Exar Balance Sheet	December 31, 2024	December 31, 2023
(100% basis unless otherwise indicated)	$	$
Total current assets	312.4	236.0
Non-current assets	1,480.0	1,324.7
Current liabilities:	-	-
Third-party loans	(161.1)	(314.1)
Loans from Exar Capital	(584.5)	(265.9)
Derivative liability on loans from Exar Capital	(53.2)	(62.7)
Other payables to Exar Capital	(32.1)	(24.1)
Other current liabilities	(40.7)	(53.8)
Non-current liabilities:	-	-
Third-party loans	(49.3)	(36.2)
Loans from Exar Capital	(455.8)	(501.1)
Loans from PGCo	(67.4)	-
Derivative liability on loans from Exar Capital and PGCo	(47.4)	(43.5)
Other non-current liabilities	(89.0)	(14.6)
Net assets	211.9	244.7

Changes in the balance sheet compared to the previous year are primarily driven by the following:

•
an increase in current assets due to higher sales receivable and prepayments for reagents as well as higher inventory balance due to a ramp up in production, along with a related increase in warehouse reagents, spare parts offset by the sale of inventory during the year; and
•
an increase in loans from Exar Capital and PGCo, resulting from loans provided by the Company and Ganfeng, and PGCo respectively, as well as FX losses during the year.

As of December 31, 2024, Exar had approximately $210.4 million in third-party debt in Argentina at the official FX rate, down from $350 million at the end of 2023. The Company’s proportionate share of this debt is $103.1 million at the official rate. Exar’s debt includes bonds issued in November 2024 in Argentina, totaling $50 million, which carry a contractual interest rate of 8% with semi-annual interest payments. These bonds mature in two tranches, the first half in May 2027 and the other half in November of 2027. Proceeds from the bonds were used to repay Exar’s short-term debt. As of December 31, 2024, the remaining debt of $160.4 million is due in 2025.

The Company and Ganfeng negotiated an increase in Exar’s $80 million loan facility with a major bank to $100 million, along with an extension of the maturity to three years. This extension of the maturity term is subject to customary closing conditions, including government approvals in China. As such, together with the bonds, approximately

$150 million of the third-party debt is being refinanced into long-term debt with maturity of three years, with the remaining $60.4 million due later in 2025. The Company is working with Ganfeng to pursue additional long term financing options as lending conditions in Argentina improve, which will support its longer-term growth plans. In early 2025, Exar secured an additional $150 million bank facility, which is expected to be finalized in Q2 2025. The new facility provides increased financial flexibility, at a lower cost of capital, and a three-year maturity, subject to regulatory approval.

In addition to the Company’s equity interest in Exar, as of December 31, 2024, the Company had advanced a total of $447.8 million loans to Cauchari-Olaroz, including $380.4 million in loans through Exar Capital and $67.4 million directly to Exar (all amounts with accrued interest). These loans were made to fund the construction, debt repayment, and other requirements associated with Cauchari-Olaroz. Exar Capital, in turn, used funds from the Company and from Ganfeng to advance a total of $1,040 million, including accrued interest, to Exar.

The Company and Ganfeng are currently working on restructuring loans to Exar Capital and loans from Exar Capital to Exar, to better align their maturities with the expected cash flows of the project.

SELECTED FINANCIAL INFORMATION OF THE COMPANY

Liquidity

As of December 31, 2024, the Company had a cash and cash equivalents balance of $85.5 million, receivables of $17.4 million from purchasers of lithium carbonate, and $75.0 million available under its undrawn subordinated debt facility with Ganfeng (available until the end of 2025), to settle current liabilities of $31.8 million (excluding equity-settled convertible notes).

Quarterly Information

Selected consolidated financial information is as follows:

	2024				2023
(in US$ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets (excluding assets held for distribution)	1,131.2	1,121.8	1,046.1	1,046.1	1,055.0	1,063.4	1,501.9	1,328.4
Property, plant and equipment	9.0	9.1	9.6	9.8	9.2	8.0	90.9	35.6
Current assets	117.4	111.8	112.3	98.8	133.6	173.5	529.4	608.4
Current liabilities excluding equity-settleable convertible notes	(31.8)	(23.7)	(22.3)	(14.3)	(14.6)	(25.5)	(52.2)	(60.8)
Total liabilities (excluding liabilities held for distribution)	(240.3)	(228.1)	(222.1)	(226.0)	(226.1)	(221.6)	(255.8)	(274.5)
Expenses - continuing operations	(9.2)	(8.8)	(21.5)	(20.8)	(5.6)	(9.0)	(12.0)	(9.7)
(Loss)/income from continuing operations	(4.8)	(2.4)	2.2	(10.2)	(1.1)	6.8	14.9	(3.1)
(Loss)/income from discontinued operations	-	-	-	-	1,263.4	(0.2)	10.9	(3.3)
Net (loss)/income	(4.8)	(2.4)	2.2	(10.2)	1,262.3	6.6	25.8	(6.4)

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.
2.
The operations of Lithium Americas (NewCo) (as defined below) have been presented in prior periods as a discontinued operation.

On July 31, 2023, at the annual general and special meeting of the Company, the shareholders approved the separation of Lithium Americas into Lithium Argentina and a new entity, Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023. As a result of the transaction, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275.5 million of cash to Lithium Americas (NewCo).

Changes in the Company’s total assets, liabilities and net (loss)/income were primarily driven by increases in loans and contributions to Cauchari-Olaroz, expenses during the period, change in the fair value of the Convertible Notes derivative liability, the Company’s share of the results of Cauchari-Olaroz and the distribution of assets and liabilities to the shareholders upon completion of the Separation.

In Q4 2024, total assets increased primarily due to an accrued interest receivables on loans to Exar Capital, higher receivables from purchasers for lithium carbonate, offset by a decrease in cash and cash equivalents, which were used to fund the Company’s operations. Total liabilities increased due to accrued interest on the Convertible Notes and an increase in payables to Exar for lithium carbonate purchases.

In Q3 2024, the Company completed the Pastos Grandes Transaction, resulting in PGCo issuing common shares that represent approximately 14.9% of its equity to Ganfeng for a consideration of $70.0 million. Since the Company retains control of PGCo, this transaction was accounted for as an equity transaction. Subsequently, PGCo entered into a loan facility agreement with Exar, advancing a $65.0 million loan funded by the proceeds from the Pastos Grandes Transaction. These funds supported the refinancing of debt, working capital and other requirements for Cauchari-Olaroz. Total liabilities increased due to accrued interest on the Convertible Notes and an increase in payables to Exar for lithium carbonate purchases.

In February 2023, General Motors Holdings LLC (“GM”) acquired approximately 15,000,000 shares of the Company. In connection with that transaction, GM agreed to a ‘lock-up’ restricting the transfer of those shares pursuant to the terms of an investor rights agreement with the Company. The principal lock-up expired in October 2024 (with certain specified transfer limitations remaining in place), and GM is no longer contractually restricted from selling its shares of the Company through the facilities of a stock exchange.

In Q2 2024, total assets remained consistent compared to the previous quarter. Total liabilities decreased by $3.9 million, primarily due to a $10.7 million decrease in deferred tax liability, caused by inflation adjustments on the tax basis of the Pastos Grandes assets in Argentina, partially offset by an increase in purchases payable to Exar for lithium carbonate.

In Q1 2024, total assets decreased primarily due to a decrease in cash and cash equivalents, which were used to fund the Company’s operations, and a reduction in the investment in Cauchari-Olaroz due to the Company’s share of the results of Cauchari-Olaroz, partially offset by an increase in loans advanced to Exar Capital.

In Q4 2023, total assets decreased primarily due to the distribution of assets to shareholders upon the Separation. Net income increased mainly due to the recognition of a gain on the distribution of assets to shareholders upon the Separation, partially offset by expenses in the period and a deferred tax expense of $10.7 million due to the weakening of the Argentine Peso against the U.S. dollar. The fair value of the net assets distributed was $1,680.5 million, determined based on the share price of Lithium Americas (NewCo) on October 4, 2023, its first date of trading. The $1,267.5 million difference between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on the distribution of assets in the statement of comprehensive income (loss).

Results of Operations

Year Ended December 31, 2024, versus Year Ended December 31, 2023

Financial results	Years Ended December 31,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(10.1)	(21.2)	11.1
General and administrative	(14.7)	(21.4)	6.7
Equity compensation	(7.2)	(8.4)	1.2
Share of (loss)/income of Cauchari-Olaroz Project	(28.2)	16.2	(44.4)
Share of loss of Arena Minerals	-	(0.7)	0.7
Share of loss of Sal de la Puna Project	(0.2)	(0.9)	0.7
	(60.4)	(36.4)	(24.0)

Transaction costs	(6.8)	(7.6)	0.8
Gain on financial instruments measured at fair value	12.5	22.4	(9.9)
Finance costs	(25.2)	(22.7)	(2.5)
Foreign exchange gain	2.2	19.6	(17.4)
Finance and other income	51.8	52.9	(1.1)
	34.5	64.6	(30.1)

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(25.9)	28.2	(54.1)

Tax recovery/(expense)	10.7	(10.7)	21.4

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(15.2)	17.5	(32.7)

INCOME FROM DISCONTINUED OPERATIONS	-	1,270.8	(1,270.8)

NET (LOSS)/INCOME	(15.2)	1,288.3	(1,303.5)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina	(15.2)	1,288.3	(1,303.5)
Non-controlling interest	(0.0)	-	(0.0)

The net loss for the year ended December 31, 2024, compared to net income in the comparable period, was primarily attributable to:

•
recognition of a $28.2 million share of the loss from Cauchari-Olaroz during the year ended December 31, 2024, versus a $16.2 million income in the comparable period. The Company’s share of the loss from the Cauchari-Olaroz Operation during the year was primarily due to a derivative loss caused by the foreign exchange revaluation of intercompany loans and deferred tax expense. Since the Company’s share of Exar’s loss for the year exceeded the carrying value of its investment in Exar, the Company recognized its share of the loss up to the point at which the carrying value of the investment in Exar was reduced to $nil. The unrecognized share of Exar’s losses as of December 31, 2024, was $26.1 million;
•
lower gain on the change in fair value of financial instruments, with a gain of $12.5 million during the year ended December 31, 2024, compared to a gain of $22.4 million in the comparable period, primarily due to a smaller reduction in the Company’s share price in 2024;
•
lower FX gain of $2.2 million during the year ended December 31, 2024, versus a gain of $19.6 million in the comparable period, primarily due to fewer blue-chip swap transactions and lower margin on funds transferred to Argentina;
•
lower finance income from interest earned on cash investments with financial institutions; and

•
income from discontinued operations of $1,270.8 million in the comparable period, versus no income/loss in the current period. Income from discontinued operations in the comparative period was mainly attributable to the recognition of a gain on the distribution of assets to shareholders upon the Separation ($1,267.5 million), a gain on the change in fair value of financial instruments, partially offset by Thacker Pass exploration expenditures, general and administrative expenses, equity compensation expense, and transaction costs.

partially offset by:

•
recognition of a deferred tax recovery of $10.7 million during the year ended December 31, 2024, due to inflation adjustments on the tax basis of the Pastos Grandes assets in Argentina, partially offset by the weakening of the Argentine Peso against the US dollar on the tax basis of the Pastos Grandes assets;
•
lower exploration and evaluation expenditures, as well as general and administrative expenses, in the current period compared to the comparative period, due to decreased activities and a cost reduction program; and
•
lower transaction costs during the year ended December 31, 2024, totaling $6.8 million, primarily related to the Continuation, compared to $7.6 million in the comparative period, which were related to the Separation.

Purchases and sales of lithium carbonate

During the year ended December 31, 2024, the Company purchased its share of Exar’s lithium carbonate shipped during the period, with Ganfeng purchasing the remaining product shipped. The Company sold the purchased lithium carbonate to Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with its sale to Ganfeng and Bangchak. As a result, the Company was not directly exposed to inventory or price risk related to the lithium carbonate.

Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the year ended December 31, 2024.

As at December 31, 2024, the Company had a payable of $21.2 million to Exar for lithium carbonate purchases and a receivable of $17.4 million from Ganfeng and Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position.

Expenses

Exploration and evaluation expenditures for the year ended December 31, 2024, of $10.1 million (2023 – $21.2 million), include costs incurred for Pastos Grandes and the Salar de Antofalla Project (“Antofalla Project”), the latter of which is 100% owned by Arena Mineral Holdings B.V. (“Arena Minerals”) through its wholly owned subsidiary, Antofalla Minerals S.A. (“AMSA”). These expenditures consist of consulting and salary costs, field supplies, permitting, and environmental expenses incurred during the period for the projects. The reduction in costs in 2024 is related to decreased activities at the projects and a Company-wide cost reduction program.

Equity compensation for the year ended December 31, 2024, amounted to $7.2 million (2023 – $8.4 million), representing a non-cash expense related to restricted share units (“RSUs”), preferred share units (“PSUs”), and stock options.

Included in general and administrative expenses for the year ended December 31, 2024, of $14.7 million (2023 – $21.4 million), were:

•
Office and administrative expenses of $2.8 million (2023 – $4.9 million), which includes insurance costs, IT expenses, office rent, supplies, and other items.
•
Professional fees of $3.5 million (2023 – $3.5 million), consisting mainly of legal and consulting fees.

•
Salaries and benefits of $6.0 million (2023 – $10.3 million), which decreased primarily due to a lower headcount in the current period compared to the comparative period.

Other Items

Gain on change in fair value of financial instruments during the year ended December 31, 2024, amounted to $12.5 million (2023 – $22.4 million), relates to a gain on the change in fair value of the Convertible Notes derivative liability. The fair value of the derivative as at December 31, 2024, was estimated using a partial differential equation method with Monte Carlo simulation, with the following inputs: volatility of 61.15%, share price of $2.62, a risk-free rate of 4.25%, an expected dividend of 0%, and a credit spread of 11.49%. The gain was primarily due to a decrease in the Company’s share price from $6.32 as at December 31, 2023, to $2.62 as at December 31, 2024, and a decrease in the credit spread from 17.63% as at December 31, 2023, to 11.49% as at December 31, 2024.

Finance and other income for the year ended December 31, 2024, was $51.8 million (2023 – $52.9 million), and primarily includes interest income on the Company’s loans to Exar Capital and Exar, as well as interest earned on cash, cash equivalents, and short-term bank deposits.

•
Interest income on the Company’s loans to Exar Capital for the year ended December 31, 2024, was $44.1 million (2023 – $33.1 million).
•
Interest income on loans advanced by PGCo to Exar for the year ended December 31, 2024, was $2.4 million (2023 – $Nil).
•
Interest earned on cash, cash equivalents, and short-term bank deposits for the year ended December 31, 2024, was $4.2 million (2023 – $19.2 million). The decrease was primarily due to a reduction in the cash balance and lower interest rates in the current period compared to the prior period.

Finance costs for the year ended December 31, 2024, were $25.2 million (2023 – $22.7 million) and primarily include interest on the Convertible Notes.

Transaction costs for the year ended December 31, 2024, were $6.8 million (2023 – $7.6 million) and include legal fees, consulting or advisory fees, and audit fees, primarily attributable to the Continuation.

Year Ended December 31, 2023, versus Year Ended December 31, 2022

Financial results	Years Ended December 31,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(21.2)	(4.7)	(16.5)
General and administrative	(21.4)	(13.3)	(8.1)
Equity compensation	(8.4)	(2.6)	(5.8)
Share of gain/(loss) of Cauchari-Olaroz Project	16.2	(83.3)	99.5
Share of loss of Arena Minerals	(0.7)	(1.4)	0.7
Share of loss of Sal de la Puna Project	(0.9)	-	(0.9)
	(36.4)	(105.3)	68.9
OTHER ITEMS
Transaction costs	(7.6)	-	(7.6)
Gain on financial instruments measured at fair value	22.4	44.6	(22.2)
Gain on modification of the loans to Exar Capital	-	20.4	(20.4)
Finance costs	(22.7)	(20.9)	(1.8)
Foreign exchange gain	19.6	3.4	16.2
Finance and other income	52.9	25.3	27.6
	64.6	72.8	(8.2)

INCOME/(LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	28.2	(32.5)	60.7

Tax expense	(10.7)	-	(10.7)

INCOME/(LOSS) FROM CONTINUING OPERATION	17.5	(32.5)	50.0

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	1,270.8	(61.1)	1,331.9

NET INCOME/(LOSS)	1,288.3	(93.6)	1,381.9

The net income for the year ended December 31, 2023, compared to net loss in the comparable period, was primarily attributable to:

•
share of gain of the Cauchari-Olaroz project of $16.2 million during the year ended December 31, 2023, compared to a loss of $83.3 million in the comparable period, primarily due to the foreign exchange revaluation of intercompany loans
•
higher foreign exchange gain of $19.6 million during the year ended December 31, 2023, compared to a gain of $3.4 million in the comparable period, primarily due to blue chip swap transactions. The Company used blue chip swaps to transfer funds to Argentina, resulting in a foreign exchange gain due to the divergence between the blue chip swap market exchange rate and the official Argentinian Central Bank rate;
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions; and
•
income from discontinued operations of $1,270.8 million during the year ended December 31, 2023, compared to a loss of $61.1 million in the comparable period, mainly due to the recognition of a gain on the distribution of assets to shareholders upon the Separation of $1,267.5 million. Other contributing factors include a decrease in exploration expenditures related to the commencement of construction at Thacker Pass and the capitalization of the majority of project costs starting February 1, 2023, as well as a gain on the change in the fair value of financial instruments.

partially offset by:

•
an increase in Pastos Grandes exploration and evaluation expenditures, related to drilling, geological services, field supplies, and consulting expense;
•
an increase in general and administrative expenses due to higher salaries, benefits, office and administration costs, and travel expenditures;
•
gain in the comparative period on the modification of loans to Exar Capital due to the introduction of interest on the loans;
•
lower gain on the change in the fair value of financial instruments, with a gain of $22.4 million in FY 2023 compared to a gain of $44.6 million in FY 2022;
•
recognition of a deferred tax expense of $10.7 million in FY 2023, primarily due to the weakening of the Argentine Peso against the US dollar; and
•
an increase in transaction costs, mainly associated with the Separation.

Three Months Ended December 31, 2024 (“Q4 2024”), versus Three Months Ended December 31, 2023 (“Q4 2023”)

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(2.5)	(11.2)	8.7
General and administrative	(4.1)	(9.4)	5.5
Equity compensation	(2.1)	(5.7)	3.6
Share of (loss)/income of Cauchari-Olaroz Project	(0.4)	21.2	(21.6)
Share of loss of Sal de la Puna Project	(0.1)	(0.5)	0.4
	(9.2)	(5.6)	(3.6)
OTHER ITEMS
Transaction costs	(4.8)	(2.7)	(2.1)
Gain/(loss) on financial instruments measured at fair value	1.5	(0.2)	1.7
Finance costs	(6.6)	(5.9)	(0.7)
Foreign exchange gain	0.3	12.6	(12.3)
Finance and other income	14.0	11.4	2.6
	4.4	15.2	(10.8)

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(4.8)	9.6	(14.4)

Tax expense	-	(10.7)	10.7

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(4.8)	(1.1)	(3.7)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	1,263.4	(1,263.4)

NET (LOSS)/INCOME	(4.8)	1,262.3	(1,267.1)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina	(4.8)	1,262.3	(1,267.1)
Non-controlling interest	(0.0)	-	(0.0)

Net loss in Q4 2024 compared to net income in Q4 2023 was primarily attributable to:

•
recognition of a $0.4 million share of the loss from Cauchari-Olaroz during the year ended December 31, 2024, versus a $21.2 million income in the comparable period. Since the Company’s share of Exar’s loss for the year exceeded the carrying value of its investment in Exar, the Company recognized its share of the loss up to the point at which the carrying value of the investment in Exar was reduced to $nil. The unrecognized share of Exar’s losses as of December 31, 2024, was $26.1 million;
•
higher transaction costs in Q4 2024 of $4.8 million, primarily related to the Continuation, compared to $2.7 million in the comparative period;
•
lower foreign exchange gain of $0.3 million in Q4 2024, compared to a $12.6 million gain in the comparable period, primarily due to fewer blue-chip swap transactions and a lower margin on funds transferred to Argentina; and
•
income from discontinued operations of $1,263.4 million in the comparable period, versus no income or loss in the current period. Income from discontinued operations in the comparative period was mainly attributable to the recognition of a gain on the distribution of assets to shareholders upon the Separation.

partially offset by:

•
lower exploration and evaluation expenditures related to consulting and salaries, drilling, and field supplies for the Pastos Grandes and Antofalla projects, due to decreased activities and a cost reduction program;
•
lower general and administrative costs in Q4 2024 ($4.1 million) versus the comparative period ($9.4 million) due to a Company-wide cost reduction program;
•
lower equity compensation of $2.1 million in Q4 2024, compared to $5.7 million in the comparative period;
•
higher finance income from interest income earned on the Company’s loans to Exar Capital and Exar in Q4 2024, compared to Q4 2023; and
•
recognition of deferred tax expense of $10.7 million in Q4 2023, due to the significant weakening of the Argentine Peso against the US dollar.

Three Months Ended December 31, 2023, versus Three Months Ended December 31, 2022

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(11.2)	(1.9)	(9.3)
General and administrative	(9.4)	(5.3)	(4.1)
Equity compensation	(5.7)	(1.5)	(4.2)
Share of gain/(loss) of Cauchari-Olaroz Project	21.2	(2.3)	23.5
Share of loss of Arena Minerals	-	(0.7)	0.7
Share of loss of Sal de la Puna Project	(0.5)	-	(0.5)
	(5.6)	(11.7)	6.1
OTHER ITEMS
Transaction costs	(2.7)	-	(2.7)
(Loss)/gain on financial instruments measured at fair value	(0.2)	35.9	(36.1)
Finance costs	(5.9)	(5.4)	(0.5)
Foreign exchange gain	12.6	1.7	10.9
Finance and other income	11.4	8.9	2.5
	15.2	41.1	(25.9)

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	9.6	29.4	(19.8)

Tax expense	(10.7)	-	(10.7)

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(1.1)	29.4	(30.5)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	1,263.4	(19.3)	1,282.7

NET INCOME	1,262.3	10.1	1,252.2

Higher net income in Q4 2023 compared to Q4 2022 was primarily attributable to:

•
share of gain of the Cauchari-Olaroz project of $21.2 million in Q4 2023, compared to a loss of $2.3 million in Q4 2022, primarily due to the foreign exchange revaluation of intercompany loans;
•
higher foreign exchange gain of $12.6 million in Q4 2023, compared to a gain of $1.7 million in the comparable period, primarily due to blue chip swap transactions. The Company used blue chip swap transactions to transfer funds to Argentina, resulting in a foreign exchange gain due to the divergence between the blue chip swap market exchange rate and the official Argentinian Central Bank rate;
•
higher finance income from interest on loans to Exar Capital and interest earned on cash investments with financial institutions; and
•
income from discontinued operations of $1,263.4 million in Q4 2023, compared to a loss of $19.3 million in the comparable period, primarily due to the recognition of a gain on the distribution of assets to shareholders upon the Separation.

partially offset by:

•
an increase in Pastos Grandes exploration and evaluation expenditures, related to consulting and salaries, drilling and field supplies expenses;
•
an increase in general and administrative expenses due to higher salaries, legal and consulting fees, office expenses, and administration costs;
•
recognition of a deferred tax expense of $10.7 million in FY 2023, primarily due to the significant weakening of the Argentine Peso against the US dollar; and

•
loss on the change in the fair value of financial instruments of $0.2 million in Q4 2023, compared to a gain of $35.9 million in Q4 2022.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2024	2023	2022
	$	$	$
Net cash used in operating activities	(21.8)	(59.0)	(65.2)
Net cash used in investing activities	(85.9)	(39.1)	(230.8)
Net cash provided/(used) in financing activities	68.8	12.1	(23.5)
Effect of foreign exchange on cash	2.1	13.8	3.4
Change in cash and cash equivalents	(36.8)	(72.2)	(316.1)
Cash and cash equivalents - beginning of the year	122.3	194.5	510.6
Cash and cash equivalents - end of the year	85.5	122.3	194.5

As at December 31, 2024, the Company had cash and cash equivalents of $85.5 million and an undrawn $75 million available under the limited recourse loan facility.

The Company expects that its existing cash balance, proceeds from operations, and other sources of financing will provide sufficient resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna, its share of Cauchari-Olaroz planned expenditures, as well as general and administrative costs and other obligations.

The timing and amount of expenditures for Pastos Grandes are within the Company’s control due to its controlling interests in the project. However, pursuant to the agreements governing Cauchari-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company continues to support the operation of Cauchari-Olaroz and the development of its other projects. The Company’s capital resources are driven by the status of its assets, the operation at Cauchari-Olaroz, and its ability to secure investor support for its initiative.

In the long-term, the Company expects to meet its obligations and fund the development of its projects through the financing plans described above. However, given the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company is not aware of any trends, demands, commitments, events, or uncertainties that are likely to materially affect its liquidity and capital resources, either positively or negatively, in the near or foreseeable future. The Company does not engage in currency hedging to mitigate any risks related to currency fluctuations.

Operating Activities

Cash used in operating activities for the year ended December 31, 2024, was $21.8 million (2023 – $59.0 million, with $28.3 million and $30.7 million used in operating activities of continued and discontinued operations, respectively). The significant components of operating activities are discussed in the “Results of Operations” section above.

Investing Activities

Cash used in investing activities for the year ended December 31, 2024, was $85.9 million (2023 – $39.1 million, with $77.7 million and $116.8 million in cash provided by/used in investing activities of continued and discontinued operations, respectively).

During the year ended December 31, 2024, the Company advanced $41.9 million in loans to Exar Capital, contributed $1.6 million and $2.1 million to the investments in Cauchari-Olaroz and Sal de la Puna, respectively, and advanced $65.0 million in loans from PGCo to Exar.

In the prior year, a portion of Minera Exar's third-party loans were secured by bank letters of credit arranged by Exar Capital with security issued under bank credit lines provided to Exar Capital. The Company and Ganfeng provided cash collateral, which was held by Exar Capital at the banks which issued letters of credit. During the year ended December 31, 2024, Exar repaid or refinanced a portion of these outstanding third-party loans, resulting in the release of cash collateral held by Exar Capital. Exar Capital utilized the Company’s share of released collateral to repay $26.5 million to the Company as settlement of a portion of loans advanced by the Company. Additionally, the Company spent $1.7 million on PP&E and exploration and evaluation asset additions.

Financing Activities

Equity-settleable Convertible Notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into Lithium Argentina shares during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments clarified that liabilities should be classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, and applied them retrospectively as required by the transitional provisions of the amendments.

These amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023, and December 31, 2023. The Convertible Notes are convertible at the option of the holders, upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are met, the Convertible Notes would be convertible at the holders’ option, and upon conversion, the Notes may be settled, at the Company’s election, in shares, cash or a combination thereof.

As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

Loan Facility

As at December 31, 2024, the limited recourse loan facility remains undrawn with $75 million available under the facility until the end of 2025.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Shares issued and outstanding	161.9 million
Restricted Share Units (RSUs)	7.8 million
Deferred Share Units (DSUs)	1.0 million
Stock Options	2.7 million
Performance Share Units (PSUs)	0.2 million
Shares, fully diluted	173.6 million

RELATED PARTY TRANSACTIONS

Any transactions between the Company with Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 6, 7, 8 and 9 of the YE 2024 financial statements).

Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its director, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer of title to certain mining properties that form part of Cauchari-Olaroz.
•
Expenditures under a construction services contract for Cauchari-Olaroz with Magna Construcciones S.R.L. (“Magna”) were $0.5 million for the year ended December 31, 2024 (on a 100% basis).
•
Service agreement with a consortium 49% owned by Magna, entered into in Q1 2022, for the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, with total consideration of $68 million (excluding VAT). During the year ended December 31, 2024, Exar spent $17.1 million (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.

During the year ended December 31, 2024, fees paid by Exar to its director, who is also a director of the Company, totalled $70 thousand (2023 – $76 thousand) (on a 100% basis).

As of December 31, 2024, Exar’s outstanding third-party debt totaled $210.4 million, reflecting a decrease of $139.9 million since December 31, 2023. The total debt includes the following loans:

•
$100 million from a major international bank, secured by guarantees and standby letters arranged by Ganfeng. The Company has also provided a guarantee to Ganfeng for its 49% share, amounting to $49 million, for these loans. The Company and Ganfeng have negotiated an extension of the loan's maturity to three years, which is subject to regulatory approvals.

•
$18.2 million in loans secured by local bank guarantees arranged by Exar, due in 2025.

•
$42.3 million in third-party unsecured loans, due in 2025.

•
Approximately $50 million in unsecured bonds issued by Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25 million is due in 30 months, on May 11, 2027, while the second tranche of $25 million will mature in 36 months, on November 11, 2027.

As of December 31, 2024, $160.4 million of Exar’s outstanding third-party debt is classified as current, including the $100 million bank loan for which extension of maturity to three years is subject to regulatory approval, $18.2 million in loans secured by local bank guarantees, and $42.3 million in unsecured loans. The remaining $50 million in unsecured bonds, maturing in 2027, is classified as non-current.

Compensation of Key Management

The Company’s key management consists of the executive management team, who supervise day-to-day operations, and independent directors on the Company’s Board of Directors, who oversee management. Their compensation was as follows:

	Years Ended December 31,
(in US$ million)	2024	2023
	$	$
Equity compensation	7.4	4.1
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2.6	5.2
Salaries, bonuses and benefits included in exploration expenditures	0.3	0.2
Salaries and benefits capitalized to Investment in Cauchari-Olaroz Operation	0.4	0.6
	10.7	10.1

Amounts due to directors as at December 31, 2024, include $0.1 million owed to the independent directors of the Company for a portion of 2024 directors’ fees, which were paid in January 2025.

(in US$ million)	December 31, 2024	December 31, 2023
	$	$
Total due to directors	0.1	0.1

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control. In consideration for entering into these new employment agreements, the affected executive management team members were granted RSUs, with a total aggregate grant date fair value of $3.9 million for all impacted individuals.

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate, assuming full capacity is achieved. The Company has entered into offtake agreements with both Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, remains uncommitted, except for limited residual rights available to Bangchak if production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at December 31, 2024, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2025	2026	2027 and later	Total
	$	$	$	$
Convertible senior notes	4.5	4.5	261.0	270.0
Accounts payable and accrued liabilities	29.5	-	-	29.5
Obligations under office leases¹	0.2	0.1	-	0.3
Total	34.2	4.6	261.0	299.8

¹Include principal and interest/finance charges.

The Convertible Notes are classified as current liabilities as at December 31, 2024, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in shares, cash, or a combination thereof. The table above summarizes the contractual maturities as of December 31, 2024, with respect to the Convertible Notes, assuming that such conditions will not be satisfied before the due date.

The Company’s commitments related to royalties and other payments are disclosed in Notes 10 of the YE 2024 financial statements filed on SEDAR+, most of which will be incurred in the future if the Company continues to hold the subject property, proceeds with construction, or begins production.

NON-IFRS AND OTHER FINANCIAL MEASURES

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company's cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

RECONCILIATION TO NON-GAAP MEASURES (Exar on a 100% basis)		Q4 2024	YTD 2024
In USD millions (unless stated otherwise)
Cost of sales	M$	67	178
(-) Depreciation and inventory net realizable value adjustments	M$	(11)	(12)
(+) General & administration and sales logistics	M$	6	15
C1: Cash Operating Costs	M$	62	180
(+) Selling costs, duties and royalties	M$	2	8
C2: Total Cash Costs	M$	65	188
Li2CO3 Shipments (dry base)	tns	9,383	25,304
C1 Total Cash Costs per tonne	M$/tn	6,630	7,131
C2 Total Cash Costs per tonne	M$/tn	6,881	7,413

Sustaining capital expenditures

Capital expenditures are classified into sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are the capital spending required to support delivery of the current production plan. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer production life.

Management believes this to be a useful indicator of the purpose of capital expenditures. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average realized lithium price

Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position of YE 2024 financial statements and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value. The Convertible Notes derivatives are classified at level 2 of the fair value hierarchy and are measured at fair value on a recurring basis. Cash and cash equivalents, receivables and payable associated with lithium carbonate sales and purchases, other receivables/payables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at December 31, 2024, the fair value of financial instruments measured at amortized cost approximates their carrying value.

The Company manages risks to minimize potential losses. Its primary objective is to ensure that risks are properly identified and monitored, and that its capital base is adequate relative to those risks. The principal risks affecting the Company’s financial instruments are described below.

Credit Risk

Credit risk refers to the potential for loss due to a counterparty’s inability to meet its financial obligations. The Company is exposed to credit risk through its cash, cash equivalents, receivables, and loans to Exar Capital and Exar. To limit its exposure, the Company places its cash and cash equivalents with reputable financial institutions and regularly monitors their creditworthiness. While a significant portion of the Company’s cash is currently held with a single financial institution, the Company plans to diversify its holdings to reduce concentration risk.

As of December 31, 2024, the Company performed an expected credit loss assessment on the loans to Exar Capital and Exar, considering the anticipated future performance of the Cauchari-Olaroz project and its associated cash flows. The assessment did not indicate any significant credit risk or factors that would lead to default. Similarly, the Company assessed the credit risk for its receivables, which did not identify any significant credit risk or factors that would result in default, as the majority of these receivables were settled after the year-end.

Liquidity Risk

Liquidity risk is the risk that the Company may not be able to meet its financial obligations as they come due. The Company manages liquidity by assessing both current and projected liquidity requirements under normal and stressed conditions. This ensures it maintains adequate reserves of cash and cash equivalents to meet its short- and long-term obligations. The Company prepares annual budgets, which are regularly monitored and updated as necessary.

Market Risk

Market risk encompasses various risks, including those related to market prices, share price fluctuations, and currency movements, which can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries expose it to currency fluctuations, which may impact its financial results. The Company and its subsidiaries have a US$ functional currency, but it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), and US$, with the majority of expenditures being in US$. As of December 31, 2024, the Company held only nominal amounts in CDN$ and ARS$ denominated cash and cash equivalents.

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for impairment assessment of its investments in associates and joint ventures requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz includes the Company’s equity-accounted investments in associates, Exar and Exar Capital, which are equity investees holding interests in the underlying Cauchari-Olaroz operation. The Company’s interest in Sal de la Puna is considered a joint venture and is accounted for using the equity method of accounting.

Management’s assessment of whether objective evidence of impairment exists includes considering whether any events have impacted estimated future cash flows (loss events) or if there is any information regarding significant changes with an adverse effect on the investments in associates and joint ventures. These considerations include (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna; or (iv) changes in significant assumptions that drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna, including forecasted commodity prices, reserve and resource estimates, and capital expenditure requirements. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2024.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2024.

Accounting for Acquisition of Arena Minerals

The Company accounted for the acquisition of Arena Minerals in April 2023 as an asset acquisition. Significant judgment was required to determine whether this accounting treatment was appropriate for the transaction. This included, among other considerations, the determination that Arena Minerals does not meet the definition of a business under IFRS 3 - Business Combinations, as it lacked inputs and substantive processes that could collectively contribute to the creation of outputs.

Accounting for Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control. Joint control exists only when decisions about the relevant activities (those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement where the parties with joint control have rights to the assets and are responsible for funding the liabilities related to the arrangement. The Company recognizes its share of the assets, liabilities, revenues, and expenses of a joint operation. A joint venture is a joint arrangement where the parties with joint control have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting.

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the convertible notes embedded derivative liability required management to make significant estimates. Management exercises judgment in selecting the appropriate valuation method and in making estimates of specific model inputs based on conditions existing at the end of each reporting period.

The valuation of the Convertible Note embedded derivatives was performed using a partial differential equation method with Monte Carlo simulation, which required significant assumptions, including expected volatility of traded instruments, credit spreads, and estimates related to other inputs. Refer to the Company’s YE 2024 financial statements for further details on the methods and assumptions used in the measurement of the Convertible Note embedded derivatives.

Determination of Commercial Production for the Cauchari-Olaroz Operation

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances, including, but not limited to, whether the product produced by the plant is saleable, the completion of a reasonable commissioning period, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time.

Exar determined that commercial production was achieved at Cauchari-Olaroz as of October 1, 2024. As a result, the Operation’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period.

Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, applied them retrospectively as required by the transitional provisions of the amendments and included restated

consolidated statements of financial position for the comparative periods ended December 31, 2023, and January 1, 2023.

Amendments to IAS 1 resulted in a reclassification of convertible senior from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Notes for more than 12 months after the end of the reporting periods.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied it.

RISKS AND UNCERTAINTIES

The operating results and financial condition of the Company are subject to a number of inherent risks and uncertainties associated with its business activities. Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control. These risks and uncertainties include, without limitation, numerous external factors such as economic, social, geopolitical, warfare, environmental, regulatory, health, legal, tax and market risks impacting, among other things, lithium prices, commodities, foreign exchange rates, inflation, the availability and cost of capital to fund the capital requirements of the business and the supply chain related to the business, uncertainty of production and other estimates and the potential for unexpected costs and expenses, and changes in general economic conditions or conditions in the financial markets.

These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and the Company’s other disclosure documents as filed in Canada on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information in this MD&A has been reviewed and approved by David Burga, P.Geo., a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company. Additional information about the Company’s mineral projects is contained in its then-current AIF, which will be updated in the Company’s Form 20-F.

Detailed scientific and technical information on the Cauchari-Olaroz Operation can be found in the NI 43-101 technical report entitled “NI 43-101 Technical Report – Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” with an effective date of December 31, 2024, and was prepared by “Qualified Persons” for the purposes of NI 43-101, independent of the Company, and is subject to updates contained in the Form 20-F.

Further information about Cauchari-Olaroz, including a description of key assumptions, parameters, sampling methods, data verification, QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz Technical Report subject to updates contained in the Company’s Form 20-F.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective as at December 31, 2024.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2024, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2025 expected production for Cauchari-Olaroz; expected costs per tonne; financial and operating guidance; goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof and expansion plans including planned use of DLE technologies and construction of demonstration plant; expected remaining funding commitments at the Cauchari-Olaroz; expected timing of full capacity production at Cauchari-Olaroz and plans for additional production capacity and improved quality; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; debt repayment and financing strategies; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of Cauchari-Olaroz, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery quality lithium products; use of proceeds from the Pastos Grandes Transaction; expecting timing to complete development planning, evaluating opportunities for synergy for the Pastos Grandes and Sal de la Puna projects as well as Pozuelos; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine Peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

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current technological trends;

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a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of Cauchari-Olaroz;
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ability of the Company to fund, advance and develop its other projects, and expected production and the timing thereof at Cauchari-Olaroz;
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the Company’s ability to operate in a safe and effective manner;
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uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
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demand for lithium, including that such demand is supported by growth in the electric vehicle market;
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the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
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general economic conditions;
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the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
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stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
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the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
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gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
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estimates of and unpredictable changes to the market prices for lithium products;
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expected operating costs for Cauchari-Olaroz, the economics related thereto, and costs for any additional exploration work at the Operation;
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estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
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reliability of technical data;
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anticipated timing and results of exploration, development and construction activities, including the impact of any pandemic, war or other global events on such timing;
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discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
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the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
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the impacts of pandemics and geopolitical issues on the Company’s business;
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ability to repay or refinance debt as it comes due;
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the impact of inflation and other economic conditions on the Company’s business and global markets; and
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accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s AIF, which will be updated be updated by the Form 20-F, which are and will be available on SEDAR+ and EDGAR.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s AIF, which will be updated by the Form 20-F, management information circular and this MD&A. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; tariff wars; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties inherent to the results of technical and economic studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Share price volatility; cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our AIF, which will be updated by the Form 20-F and management information circular, which are and will be available on SEDAR+ and EDGAR.